
14008345

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2014

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2014 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2014 have not been approved by ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.


RECEIVED
OCT 2 7 2014
191
SECTION



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2014

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1047_AUDM0016_00_1	12-Sep-14	12-Mar-25	AUD350mn 3.75% Notes	AUD	350,000,000.00
			AUD TOTAL		**350,000,000.00**
1037_GMTN0778_00_2	23-Jul-14	24-Jul-17	BRL14.1mn 8.75% Notes payable in JPY	BRL	14,100,000.00
1040_GMTN0781_00_2	4-Sep-14	5-Sep-17	BRL17mn 8.80% Notes payable in JPY	BRL	17,000,000.00
1045_GMTN0786_00_2	26-Sep-14	29-Sep-17	BRL10.1mn 8.90% Notes payable in JPY	BRL	10,100,000.00
			BRL TOTAL		**41,200,000.00**
1042_GMTN0782_00_2	11-Aug-14	12-Aug-15	CAD50.01mn 2.14% Dual Currency Notes	CAD	50,010,000.00
1049_GMTN0789_00_1	16-Sep-14	16-Sep-21	CAD400 mn 2.25% Notes	CAD	400,000,000.00
			CAD TOTAL		**450,010,000.00**
1046_GMTN787_00_1	28-Aug-14	17-Aug-16	INR3bn 6.35% Notes payable in USD	INR	3,000,000,000.00
			INR TOTAL		**3,000,000,000.00**
1041_GMTN0783_00_2	26-Aug-14	27-Aug-19	NZD3mn 4.18% Notes	NZD	3,000,000.00
1029_NZDM0004_02_1	27-Aug-14	6-Mar-19	NZD400mn 4.625% Notes	NZD	400,000,000.00
			NZD TOTAL		**403,000,000.00**
1039_GMTN0780_00_2	2-Jul-14	20-Jun-17	TRY105.5mn 7.26% Notes	TRY	105,500,000.00
			TRY TOTAL		**105,500,000.00**
1043_GMTN0784_00_1	11-Aug-14	11-Jan-17	USD1.25bn 0.75%Global Notes	USD	1,250,000,000.00
1044_GMTN0785_00_2	15-Aug-14	15-Aug-17	USD150mn 0.97% Callable Notes	USD	150,000,000.00
1043_GMTN0784_01_1	10-Sep-14	11-Jan-17	USD100mn 0.75% Global Notes	USD	100,000,000.00
1048_GMTN0788_00_2	12-Sep-14	12-Sep-19	USD100mn 1.76% Callable Notes	USD	100,000,000.00
1053_GMTN0793_00_1	29-Sep-14	28-Sep-18	USD1bn 1.50% Global Notes	USD	1,000,000,000.00
			USD TOTAL		**2,600,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2014

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0883_GMTN0637_00_2	2014-Jul-28	2014-Jul-28	AUD5mn 4.40% Notes		5,000,000.00
AUD	0814_GMTN0568_00_2	2014-Sep-29	2014-Sep-29	AUD110.85mn 4.35% Notes		110,850,000.00
				AUD - TOTAL	**0.00**	**115,850,000.00**
BRL						
BRL	0809_GMTN0563_00_2	2014-Aug-14	2014-Aug-14	BRL185mn 8.02% Notes payable in USD		185,000,000.00
BRL	0805_GMTN0559_00_2	2014-Jul-28	2014-Jul-28	BRL200mn 8.55% Notes payable in JPY*		62,060,000.00
BRL	0813_GMTN0567_00_2	2014-Sep-29	2014-Sep-29	BRL33.98mn 7.02% Notes payable in JPY		33,980,000.00
				BRL - TOTAL	**0.00**	**281,040,000.00**
JPY						
JPY	0432_GMTN0207_00_2	2025-Aug-18	2014-Aug-18	JPY1.2bn Fixed and Floating Rate Callable Notes	1,200,000,000.00	
JPY	0322_GMTN0102_00_2	2033-Feb-25	2014-Aug-26	JPY1bn Fixed and Foreign Exchange-Linked Callable Notes	1,000,000,000.00	
JPY	0488_GMTN0256_00_2	2026-Jul-24	2014-Jul-24	JPY500mn Fixed and Foreign Exchange-Linked Callable Dual Currency Notes	500,000,000.00	
JPY	0349_GMTN0135_00_2	2033-Mar-25	2014-Sep-25	JPY1bn Fixed and Foreign Exchange-Linked Callable Notes	1,000,000,000.00	
				JPY - TOTAL	**3,700,000,000.00**	**0.00**
TRY						
TRY	0734_GMTN0492_00_2	2014-Jul-16	2014-Jul-16	TRY270mn 0.50% Deep Discount Notes		270,000,000.00
TRY	0853_GMTN0607_00_2	2014-Sep-24	2014-Sep-24	TRY6mn 6.50% Notes		6,000,000.00
				TRY - TOTAL	**0.00**	**276,000,000.00**
USD						
USD	0960_GMTN0708_00_2	2017-Sep-12	2014-Sep-12	USD100mn Step-up Fixed Rate Callable Notes	100,000,000.00	
				USD - TOTAL	**100,000,000.00**	**0.00**

*This had two partial buybacks in 2011 resulting to the indicated final redemption amount